Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168670

Prospectus Supplement to Prospectus dated October 5, 2010

Satcon Technology Corporation

591,716 Shares of Common Stock

This prospectus supplement updates the prospectus dated October 5, 2010 relating to the offer for sale of up to an aggregate of 591,716 shares of common stock of Satcon Technology Corporation by the selling stockholders identified in the prospectus and this prospectus supplement, and any of their pledgees, donees, transferees or other successors in interest.

We are providing this prospectus supplement to update the information under the caption “Description of the Transaction” in the prospectus, and to update the table under the caption “Selling Stockholders” in the prospectus.  Unless we indicate otherwise, the information in this prospectus supplement is as of July 20, 2011.

DESCRIPTION OF THE TRANSACTION

On June 16, 2010, we entered into a Venture Loan and Security Agreement with Compass Horizon Funding Company LLC, as lender, under which the lender made a $12,000,000 subordinated loan to us.  In connection with the loan, we issued to the lender warrants to purchase an aggregate of 591,716 shares of our common stock.  These warrants may be exercised at any time and expire on June 16, 2015.  Under the terms of these warrants, the holders have the option to exercise the warrants on a “net share” or cashless basis, in which warrant shares are forfeited in lieu of paying the cash exercise price, in which case we would receive no additional proceeds upon their exercise (but fewer shares would be issued).  At issuance, the warrants had an exercise price of $2.4336 per share.  Subsequent to June 16, 2010, Compass Horizon Funding Company LLC transferred warrants to purchase 98,619 shares of our common stock to Velocity Venture Holdings, LLC, which subsequently assigned the warrants to Velocity Venture Funding, LLC.  The remaining warrants to purchase 493,097 shares were assigned by Compass Horizon Funding Company LLC to Horizon Credit I LLC.  On June 30, 2011, we entered into agreements to amend these warrants to adjust the exercise price to $2.00 per share.

In connection with the issuance of the warrants, we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of shares of common stock issuable upon exercise of the warrants.  We agreed to use our best efforts to have this registration statement declared effective as soon as practicable after filing and to keep it effective until the earlier of the date on which all of the shares of common stock covered by that registration statement have been sold and the date on which the holders of the warrants may sell all of the common stock covered by that registration statement without restriction pursuant to Rule 144 promulgated under the Securities Act.

SELLING STOCKHOLDERS

Name of Selling Stockholder	Common Stock Beneficially Owned as of July 20, 2011	Common Stock Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering (1)	Percentage of Common Stock Owned Upon Completion of this Offering

Horizon Credit I LLC (2)	493,097	493,097	—	—
Velocity Venture Funding, LLC (3)	98,619	98,619	—	—

(1)         We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by the prospectus or this prospectus supplement. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus or this prospectus supplement will be held by the selling stockholders.

(2)         The selling stockholder is a wholly owned subsidiary of Compass Horizon Funding Company LLC.  Compass Horizon Funding Company LLC is a wholly owned subsidiary of Horizon Technology Finance Corporation.

(3)         The selling stockholder is a wholly owned subsidiary of Velocity Venture Holdings, LLC.  Velocity Venture Holdings, LLC is a wholly owned subsidiary of Velocity Financial Group, LLC.  The management board of Velocity Financial Group, LLC ultimately has voting and investment power over the securities held by the selling stockholder.

This prospectus supplement is not complete without the prospectus dated October 5, 2010, as supplemented to date, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is July 20, 2011.